1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated August 20, 2004	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

	By:	/s/ Lila Fong
	Name:	Lila Fong
	Title:	Legal Manager - Secretarial

Date: August 20, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

POSSIBLE MERGER

Further to the Company’s announcement dated 24th February, 2004, the Company wishes to advise that the Government has requested the Company and KCRC, as part of the discussions about the possible merger between the Company and KCRC, to study how the Hong Kong section of the Express Rail Link (formerly known as the Regional Express Line) can be accommodated in the overall railway network in Hong Kong and to assess the impact of this on the business opportunities of the possible merged company. In response to this request, the Company and KCRC have requested an extension of the deadline for reporting the outcome of the merger discussions from 31st August, 2004 to 16th September, 2004. The Government has agreed to the extension of the deadline. Accordingly, the Company and KCRC will submit to the Government the merger report on 16th September, 2004. There is no assurance that the merger discussions between the Company, KCRC and the Government will result in a merger.

Investors should exercise caution in their dealings of the shares in the Company.

Further to the Company’s announcement dated 24th February, 2004, the Company wishes to advise that the Government of the Hong Kong Special Administrative Region (the “Government”) has requested the Company and Kowloon-Canton Railway Corporation (“KCRC”), as part of the discussions about the possible merger between the Company and KCRC, to study how the Hong Kong section of the Express Rail Link (formerly known as the Regional Express Line) can be accommodated in the overall railway network in Hong Kong and to assess the impact of this on the business opportunities of the possible merged company. In response to this request, the Company and KCRC have requested an extension of the deadline for reporting the outcome of the merger discussions from 31st August, 2004 to 16th September, 2004. The Government has agreed to the extension of the deadline. Accordingly, the Company and KCRC will submit to the Government the merger report on 16th September, 2004.

The Company has stated previously that if the merger is implemented on acceptable terms, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity and provide room for fare adjustments.

As stated in the Company’s announcement dated 24th February, 2004, any transaction involving the Government will be treated as a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and may also be treated as a transaction subject to Chapter 14 of the Listing Rules. As a connected transaction, any merger between the Company and KCRC will be subject to the approval of independent shareholders.

The Company further notes that the form of any potential merger has not yet been agreed or decided. There is no assurance that the merger discussions between the Company, KCRC and Government will result in a merger. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings of the shares in the Company.

For the avoidance of doubt, this announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

By Order of the Board

Leonard Bryan Turk

Company Secretary

Hong Kong, 20th August, 2004

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors